


















Deutsche Bank 2009 Media & Telecommunications Conference March 2-4, 2009

Meredith CORPORATION

Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company's operations. Statements in this presentation that are forward-looking include, but are not limited to, the statements regarding broadcast pacings, publishing advertising revenues, as well as any guidance related to the Company's financial performance.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, or syndicated programming costs; changes in television network affiliation agreements; technological developments affecting products or the methods of distribution; changes in government regulations affecting the Company's industries; unexpected changes in interest rates; and the consequences of any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Agenda

- Meredith Overview

- Strategic Initiatives

- Financial Overview

Broad Media and Marketing Footprint

NATIONAL BRANDS
Revenues: $1 billion







- 25 Subscription titles
- 150 Newsstand titles

LOCAL BRANDS
Revenues: $300 million

- 12 television stations
- 10% of U.S. households

ONLINE & DIVERSIFIED
Revenues: $300 million

More.com
DODGE
food family
directive
STREETS OF L.A.

- 40+ Web sites
- Broadband Video
- Integrated Marketing
- Brand Licensing

Balanced Revenue Mix

ADVERTISING REVENUES:
60%


Better Homes and Gardens
Parents
More
fitness
Mind, Body + Spirit
FOX 12 OREGON
KPTV · PORTLAND
KCTV 5 KANSAS CITY
my ksmo TV .com
REALOGY
FRANCHISING
SETTLEMENT
MORTGAGE
BROKERAGE
RELOCATION
Walmart
UNIVERSAL FURNITURE
O'GRADY MEYERS
INTERACTIVE AGENCY
diabetic LIVING
NMS
new media strategies
Better Homes and Gardens
New COOK BOOK

NON-ADVERTISING REVENUES:
40%

Powerful National Consumer Connection

Readership in Millions

	1998	2008
Better Homes and Gardens	34	40
Special Interest Media	18	21
Ladies' Home Journal	16	13
Other	6	9
Subtotal	74	83
Family Circle	22	21
Parents	12	16
American Baby	6	7
Fitness	6	6
More	NA	2
Subtotal	46	52
TOTAL	120	135

+13%

Source: Fall 1998 & 2008 MRI Reports

Growing Local Consumer Connection

Meredith Television Stations

	CY03	CY08
Market growth	10M HH	11M HH
News hours	240	380
Morning news viewership	330,000	420,000
Late news viewership	900,000	1 Million

Source: Nielsen

7

Growing Online and Video Portfolio

NATIONAL BRANDS



More.com
Meredith Vieira
Parents.com
Biggest Parenting Trends in 2009
Better Homes and Gardens
Celebrate 2009!
PLAY & WIN
$330,000

- 25 websites
- 12 million unique visitors
- 150 million page views
- 3.3 million online subscriptions

LOCAL BRANDS



CBS 5 News Makes Mornings Easier
FOX 12 OREGON
WEATHER
46 NEWS

- 18 websites
- 8 million unique visitors
- 35 million page views
- Mobile platforms

BROADBAND



Better

Parents tv

- 2 Broadband channels
- 2.3 million video clips
- Video on demand
- Custom production

Agenda

- ## Meredith Overview

- ## Strategic Initiatives

  - **Gain market share across businesses**

  - Grow new revenue streams

  - Exercise disciplined expense management

- ## Financial Overview

Powerful Brands Across Life Stages

HOME/SHELTER


Better Homes
color schemes
Midwest Living
TRADITIONAL HOME
ReadyMade
NEED SPACE?
RENOVATION STYLE
Affordable Luxuries

PARENTHOOD/FAMILY


Parents
american baby
Parents
american baby
FamilyCircle
Love Your Life

WOMEN'S HEALTH & LIFESTYLE


Home Journal
heart-healthy LIVING
diabetic LIVING
More
More
OVER 40 WAS NEVER LIKE THIS!
body & spirit

Ad Category Concentration and Historical Growth

	Calendar 2001*	Calendar 2008*	7-Year Cumulative Industry Growth**
Food	12%	22%	+7%
Cosmetics	7%	11%	+5%
Pharmaceutical	7%	11%	+26%
Non-DTC	3%	5%	+27%
Retail	4%	5%	+13%
Home	24%	9%	-28%
Direct Response	17%	11%	-21%
Travel	5%	4%	-5%

*Meredith data

** TNS Media Intelligence, Jan.-Dec. 2001 & 2008

Meredith CORPORATION

11

Corporate Sales Strategies

- Maximize salesforce efficiency
- Stress efficiency of portfolio:
  - Broad reach
  - Value
- Emphasize bundled programs





MORE + LESS = GREATER RESULTS
Better Homes
Fall Beauty
FamilyCircle
Home Journal
Faith's Hope & Joy
Parents
58
31.5 MILLION
2007 Ad Age Magazine of the Year
19 MILLION
2008 AdWeek Hotlist
13 MILLION
12.7 MILLION
IN THIS ECONOMY, ARE YOUR MEDIA DOLLARS WORKING AS HARD AS YOU ARE?
Probably not, if you're spending the bulk of your dollars with Martha Stewart Living, Real Simple and The Oprah Magazine. Our flagship brands deliver the same quality audience and trusted content for a lot less out of pocket and a lower CPM.
For a greater return on your media investment, contact Michael Brownstein, Sr. Vice President, at michael@meredith.com.
Meredith
We inspire. She makes it happen.
Sources: MRI Spring 2008, Total Women; Affinity VISTA Views

Strategic Sales Strategies

- Access more clients directly

- Forge deeper senior-level ties

- Sell solutions, not only ad space

- Emphasize consumer insights



Diverse Local Portfolio in Fast-Growing Markets

STAND-ALONE STATIONS





FOX 5 KVVU-TV Henderson - Las Vegas

46 cbs46.com

4 News Coverage You Can Count On WSMV NASHVILLE • WSMV.COM

5 WNEM MID-MICHIGAN'S NEWS LEADER

CBS 5

FOX CAROLINA WHNS Greenville • Spartanburg • Asheville • Anderson

DUOPOLIES/CLUSTERS

FOX 12 OREGON KPTV • PORTLAND

KCTV 5 KANSAS CITY

CBS 3 SPRINGFIELD

my ksmo TV .com

EYEWITNESS NEWS 3 WFSB-TV/DT Hartford New Haven

PDX49

CORNERSTONES/BRANDED PROGRAMS



SEASONS of Celebration
Decorating Ideas
Home Journal
back to school
DECORATION
inspiration
healthy

Strategic Initiatives to Grow Local Revenues

- Expand and improve news

- Increase and monetize ratings

- Grow core advertising revenues
  - Special sales initiatives
  - Contests and incentives





- Emphasize proprietary and new programs
  - Cornerstones
  - Job Connections
  - Product Integration and Sponsorships
  - Better Health
  - Cool Schools




Strong Growth in Ratings

 #1 across all time periods

 #1 in afternoon and evening news

 #1 in morning and late news

 #2 in late news (best performance ever)

Other highlights

Morning news    +30%    +150%    +17%

Late news    +40%    +64%

Source: Nielsen November 2008

Agenda

- ## Meredith Overview

- ## Strategic Initiatives

  – Gain market share across businesses

  – **Grow new revenue streams**

  – Exercise disciplined expense management

- ## Financial Overview

Growing New Revenue Streams

INTEGRATED MARKETING

genex.



figure
DODGE
STREETS OF L.A.
very best kids

directive

NMS new media strategies

O'GRADY MEYERS INTERACTIVE AGENCY

INTERACTIVE MEDIA



More.com
LHJ.com
Agriculture Online
Better Homes and Gardens
Parents.com

BRAND LICENSING

Walmart



REALOGY
FRANCHISING
SETTLEMENT
MORTGAGE
BROKERAGE
RELOCATION

UNIVERSAL FURNITURE

Parents MAGAZINE PLAY LEARN

HISPANIC VENTURES



Padres
kids
mujer
12 meses
espera

TV, WEB, BROADBAND/RETRANSMISSION



Better.tv

Parents.tv

Meredith CORPORATION

Meredith Integrated Marketing

Transforming from a vendor to strategic partner

CUSTOM PUBLISHER →	RELATIONSHIP MARKETER
Brand Messaging	Brand Marketing
Awareness/intent to purchase	Calls to action
Responsive/executional	Proactive & Strategic
Ink-on-paper/magazine	Robust online & offline capabilities
Turn-key/flat-fee solutions	Fees based on blended rates



VENDOR → PARTNER































Boost Online Presence and Grow Revenues



The Better Homes and Gardens Network
Better Homes and Gardens
Better Recipes
Mixing Bowl

The Parents Network
Parents
American Baby
Family Circle

The Real Girls Network
Divine Caroline
Fitness
More
Ladies' Home Journal

Grow Brand Licensing

- **Walmart**
  - Sales on track to meet expectations
  - SKUs to double to 1,000 in 2009
  - Exploring additions to program



- **Universal Furniture**
  - Launched fourth BHG furniture line



- **Target**
  - Parents-branded children's toys



Increase TV Retransmission Revenues



$ in millions

Agenda

- Meredith Overview

- Strategic Initiatives
  - Gain market share across businesses
  - Grow new revenue streams
  - **Exercise disciplined expense management**

- Financial Overview

Actions Taken

- Departmental efficiencies

- Reductions in workforce

- Strategic vendor sourcing initiative

- Reduced capital expenditures

- Aggressive working capital management

Meredith CORPORATION

24

Agenda

- Meredith Overview

- Strategic Initiatives

- **Financial Overview**

Strong Operating Cash Flow



12% CAGR

$256

$211

$194

$171

$163

2004   2005   2006   2007   2008

$ in millions

Cash Flow Fiscal 1999 through 2008

Operating Cash Flow	$1,700
Net Debt	300
Stock Option Exercises	200
Available Cash	$2,200

Acquisitions, Net of Dispositions	$1,000
Share Repurchases	700
Capital Expenditures	300
Dividends	200
Utilization of Cash	$2,200

$ in millions

Meredith CORPORATION

Calendar Year Dividends Per Share



12% CAGR

$0.30 $0.32 $0.34 $0.36 $0.38 $0.48 $0.56 $0.64 $0.74 $0.86 $0.90

1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Conservative Capital Structure

- $455 million total debt

- 4.4% cost of debt

- 1.7x debt to EBITDA

As of Dec. 31, 2008

Current Valuation Metrics

- Current dividend yield: 7.0%

- EPS multiple: 4.9x

- EBITDA multiple
  to market capitalization: 2.1x

- EBITDA multiple
  to total capitalization: 3.8x

As of Feb. 27, 2009 using trailing 4 quarters actual
results, excluding special items

Summary

- Vibrant and profitable media assets and brands

- Growing online and video presence

- Comprehensive Integrated Marketing capabilities

- Growing brand licensing revenues

- Strong financial foundation

Meredith CORPORATION




















**Deutsche Bank 2009 Media &
Telecommunications Conference
March 2-4, 2009**

Meredith
CORPORATION